Exhibit 99.1

Brussels – 30 October 2025 - 7:00am CET	Regulated and inside information[1]

AB InBev Reports Third Quarter 2025 Results

Consistent execution of our strategy delivered an EBITDA increase of 3.3% with margin expansion and low-single digit Underlying EPS growth

“Driven by the momentum of our megabrands and our innovation in balanced choices and Beyond Beer, our business delivered continued top- and bottom-line growth, even as we navigated a dynamic consumer environment. Given the progress we have made on our deleveraging and solid year-to-date financial results we have announced a new 6 billion USD share buyback program and an interim dividend.” – Michel Doukeris, CEO, AB InBev

Revenue

+0.9%

Revenue increased by 0.9% in 3Q25 with revenue per hl growth of 4.8% and by 1.8% in 9M25 with revenue per hl growth of 4.5%.

Reported revenue increased by 0.6% in 3Q25 to 15 133 million USD and decreased by 2.6% in 9M25 to 43 764 million USD, impacted by unfavorable currency translation.

3.0% increase in combined revenues of megabrands in 3Q25, led by Corona, which grew by 6.3% outside of its home market.

27% increase in revenue of no-alcohol beer in 3Q25.

66% increase in Gross Merchandise Value (GMV) from sales of third-party products through BEES Marketplace to reach 935 million USD in 3Q25.

Volumes

-3.7%

Volumes declined by 3.7% in 3Q25, with beer volumes down by 3.9% and non-beer volumes down by 2.2%.

Volumes declined by 2.6% in 9M25, with beer volumes down by 2.9% and non-beer volumes down by 0.7%.

Normalized EBITDA

+3.3%

Normalized EBITDA increased by 3.3% to 5 594 million USD in 3Q25, with a margin expansion of 85bps to 37.0%. Normalized EBITDA increased by 5.8% to 15 750 million USD in 9M25, with a margin expansion of 138 bps to 36.0%.

Underlying Profit

1 970 million USD

Underlying Profit was 1 970 million USD in 3Q25 compared to 1 971 million USD in 3Q24 and was 5 526 million USD in 9M25 compared to 5 291 million USD in 9M24.

Reported profit attributable to equity holders of AB InBev was 1 054 million USD in 3Q25 compared to 2 071 million USD in 3Q24 and was 4 878 million in 9M25 compared to 4 635 million in 9M24, with 3Q25 and 9M25 both negatively impacted by non-underlying items.

Underlying EPS

0.99 USD

Underlying EPS increased by 1.0% to 0.99 USD in 3Q25, compared to 0.98 USD in 3Q24, and increased by 5.4% to 2.78 USD in 9M25, compared to 2.64 USD in 9M24.

On a constant currency basis, Underlying EPS increased by 0.3% in 3Q25 and by 11.8% in 9M25.

Capital Allocation

6 billion USD share buyback || 2 billion USD bond redemption || 0.15 EUR interim dividend

The AB InBev Board of Directors has approved a 6 billion USD share buyback program to be executed within the next 24 months and the company announced today a bond redemption of approximately 2 billion USD of outstanding bonds. For further details please see the Recent Events section on page 14. In addition, the AB InBev Board of Directors has approved an interim dividend of 0.15 EUR per share for the fiscal year 2025. A timeline showing the ex-dividend, record and payment dates can be found on page 13.

1The enclosed information constitutes inside information as defined in Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse, and regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market. For important disclaimers and notes on the basis of preparation, please refer to page 15.

ab-inbev.com	Press release – 30 October 2025 – 1

Management comments

Consistent execution of our strategy delivered an EBITDA increase of 3.3% with margin expansion and low-single digit Underlying EPS growth

The consistent execution of our strategy and our disciplined choices in revenue and cost management drove resilient financial performance. Megabrand momentum, innovation in balanced choices and acceleration of our Beyond Beer portfolio drove continued top- and bottom-line growth and increased portfolio brand power. We estimate that we gained or maintained share in the majority of our markets, including the US, Brazil, South Africa, South Korea, Canada and Ecuador.

Revenue per hl increased by 4.8% driving a top-line increase of 0.9%, with growth in 70% of our markets. Volumes declined by 3.7%, impacted primarily by performance in China and unseasonable weather in Brazil. Revenue growth combined with overhead management more than offset transactional FX headwinds to drive an EBITDA increase of 3.3% with margin expansion of 85bps and Underlying EPS growth of 1.0% in USD.

Some key highlights from our performance this quarter include the following: continued momentum of our no-alcohol beer and Beyond Beer portfolios which both grew revenue by 27%; Corona continued to lead premium performance globally, increasing volume by 5.9% outside of Mexico and growing by double-digits in 33 markets; in the US, led by Michelob Ultra, which is now the #1 brand by volume in the industry, we continued to gain market share; and in our digital initiatives, the quarterly growth of BEES Marketplace GMV continued to accelerate, growing by 66% versus 3Q24, and now approaching 1 billion USD.

Progressing our strategic priorities

We continue to execute on and invest in three key strategic pillars to deliver consistent growth and long-term value creation.

Lead and grow the category:

Our portfolio brand power grew in 3Q25 driven by consumer-centric innovation, increased marketing effectiveness and focused investment. In addition, we estimate that we gained or maintained share in the majority of our markets.

Digitize and monetize our ecosystem:

BEES Marketplace captured 935 million USD in GMV from sales of third-party products, a 66% increase versus 3Q24. Overall BEES GMV increased by 11% versus 3Q24, reaching 13.3 billion USD.

Optimize our business:

The AB InBev Board of Directors has approved a new 6 billion USD share buyback program to be executed within the next 24 months and a 0.15 EUR per share interim dividend. We continue to proactively manage our debt portfolio and announced today the redemption of approximately 2 billion USD of outstanding bonds.

Lead and grow the category

Driven by performance across each of the category expansion levers, consumer participation with our portfolio was estimated to have remained stable across our key markets in 3Q25, with participation increases for our megabrands and no-alcohol beer portfolio.

•	Core Superiority: Revenue of our mainstream portfolio increased by 0.8% in 3Q25, driven by high-single digit growth in Colombia and mid-single digit growth in South Africa.

ab-inbev.com	Press release – 30 October 2025 – 2

•

Premiumization: In the US, Michelob Ultra’s momentum continued in 3Q25, becoming the #1 brand by volume in the industry year-to-date. Corona led our premium performance globally, increasing revenue by 6.3% outside of Mexico. Revenue growth of our overall above core beer portfolio was flattish, constrained by performance in China.

•

Balanced Choices: Growth in 3Q25 was driven by our no-alcohol beer portfolio which delivered a 27% revenue increase, successfully compounding on the mid-thirties revenue increase in 3Q24 following Olympic Games related activations. No-alcohol beer performance was led by Corona Cero which grew volumes in the low-forties. Our overall balanced choices portfolio of low carb, sugar free, gluten free and no-alcohol beer brands delivered a revenue increase of 6.5%.

•	Beyond Beer: Growth of our Beyond Beer portfolio accelerated in 3Q25, increasing revenue by 27%, led by the triple-digit growth of Cutwater in the US.

Digitize and monetize our ecosystem

•

Digitizing our relationships with more than 6 million customers globally: As of 30 September 2025, BEES was live in 29 markets with approximately 70% of our revenues captured through B2B digital platforms. In 3Q25, BEES captured 13.3 billion USD in GMV, growth of 11% versus 3Q24.

•

Monetizing our route-to-market; approaching 1 billion USD in quarterly GMV: BEES Marketplace GMV growth accelerated in 3Q25, growing by 66% versus 3Q24 to reach 935 million USD from sales of third-party products.

•

Leading the way in DTC solutions: Our omnichannel DTC ecosystem of digital and physical products generated revenue of approximately 325 million USD in 3Q25. Our DTC megabrands, Zé Delivery, TaDa Delivery and PerfectDraft, generated 17.9 million e-commerce orders and delivered 138 million USD in revenue this quarter, growth of 4% versus 3Q24.

Optimize our business

•

Maximizing value creation: We are committed to driving long-term shareholder value creation through a combination of profitable growth and disciplined capital allocation choices. Given the progress we have made on our deleveraging and our solid year-to-date financial results, the AB InBev Board of Directors has approved a 6 billion USD share buyback program to be executed within the next 24 months, and a 0.15 EUR per share interim dividend. We continue to proactively manage our debt portfolio and have announced today the redemption of approximately 2 billion USD of outstanding bonds.

•

Advancing our sustainability priorities: In Climate Action, our Scopes 1 and 2 emissions per hectoliter of production was 4.22 kgCO2e/hl in 9M25, a reduction of 48% versus our 2017 baseline. In Water Stewardship, our water use efficiency ratio improved to 2.38 hl per hl in 9M25 versus 2.47 hl per hl in 9M24.

Delivering reliable compounding growth

In the first 9 months of this year, our business delivered an EBITDA increase of 5.8% with margin expansion of 138bps and Underlying EPS growth of 5.4% in USD and 11.8% in constant currency. We made strategic choices across revenue management, resource allocation, and increased sales and marketing investments to lead and grow the category. The quarterly growth of BEES Marketplace GMV continued to accelerate and is now approaching 1 billion USD. We continued to increase our flexibility for capital allocation choices and announced a new 6 billion USD share buyback program and an interim dividend. Our footprint has structural tailwinds for long-term volume growth with favorable demographics, ongoing economic development and opportunities to increase category participation through innovation in premium, balanced choices, and Beyond Beer. Our solid year-to-date financial performance and the fundamental strengths of our business reinforce our confidence in our ability to deliver our FY25 outlook and long-term value creation.

ab-inbev.com	Press release – 30 October 2025 – 3

2025 Outlook

(i)

Overall Performance: We expect our EBITDA to grow in line with our medium-term outlook of between 4-8%. The outlook for FY25 reflects our current assessment of inflation and other macroeconomic conditions.

(ii)

Net Finance Costs: Net pension interest expenses and accretion expenses are expected to be in the range of 190 to 220 million USD per quarter, depending on currency and interest rate fluctuations. We expect the average gross debt coupon in FY25 to be approximately 4%.

(iii)	Effective Tax Rate (ETR): We expect the normalized ETR in FY25 to be in the range of 26% to 28%. The ETR outlook does not consider the impact of potential future changes in legislation.

(iv)	Net Capital Expenditure: We expect net capital expenditure of between 3.5 and 4.0 billion USD in FY25.

ab-inbev.com	Press release – 30 October 2025 – 4

Figure 1. Consolidated performance
in USD Mio, except EPS in USD per share and Volumes in thousand hls	3Q24	3Q25	Organic growth
Volumes	148 039	142 319	(3.7)%
Beer	128 534	123 757	(3.9)%
Non-Beer	19 505	18 562	(2.2)%
Revenue	15 046	15 133	0.9%
Gross profit	8 366	8 537	2.0%
Gross margin	55.6%	56.4%	58bps
Normalized EBITDA	5 424	5 594	3.3%
Normalized EBITDA margin	36.0%	37.0%	85bps
Normalized EBIT	4 091	4 205	3.2%
Normalized EBIT margin	27.2%	27.8%	61bps

Profit attributable to equity holders of AB InBev	2 071	1 054
Underlying Profit	1 971	1 970

Basic EPS	1.03	0.53
Underlying EPS	0.98	0.99

	9M24	9M25	Organic growth
Volumes	433 877	421 934	(2.6)%
Beer	375 301	365 147	(2.9)%
Non-Beer	58 575	56 787	(0.7)%
Revenue	44 927	43 764	1.8%
Gross profit	24 827	24 566	3.7%
Gross margin	55.3%	56.1%	104bps
Normalized EBITDA	15 712	15 750	5.8%
Normalized EBITDA margin	35.0%	36.0%	138bps
Normalized EBIT	11 638	11 805	7.8%
Normalized EBIT margin	25.9%	27.0%	152bps

Profit attributable to equity holders of AB InBev	4 635	4 878
Underlying Profit	5 291	5 526

Basic EPS	2.31	2.46
Underlying EPS	2.64	2.78

Figure 2. Volumes
in thousand hls	3Q24	Scope	Organic growth	3Q25	Organic growth
					Total	Beer
North America	22 764	(271)	(597)	21 896	(2.7)%	(4.0)%
Middle Americas	37 107	(51)	(141)	36 915	(0.4)%	(0.7)%
South America	39 502	-	(2 580)	36 922	(6.5)%	(6.6)%
EMEA	24 039	85	25	24 149	0.1%	0.4%
Asia Pacific	24 514	-	(2 213)	22 301	(9.0)%	(9.1)%
Global Export and Holding Companies	112	-	23	136	20.6%	20.6%
AB InBev Worldwide	148 039	(237)	(5 483)	142 319	(3.7)%	(3.9)%

	9M24	Scope	Organic growth	9M25	Organic growth
					Total	Beer
North America	66 756	(745)	(1 896)	64 115	(2.9)%	(3.5)%
Middle Americas	111 179	(51)	(310)	110 818	(0.3)%	(0.2)%
South America	115 818	-	(3 806)	112 011	(3.3)%	(3.9)%
EMEA	68 921	162	(10)	69 073	(0.0)%	(0.1)%
Asia Pacific	70 958	(93)	(5 200)	65 665	(7.3)%	(7.3)%
Global Export and Holding Companies	244	(9)	16	252	6.9%	6.9%
AB InBev Worldwide	433 877	(736)	(11 207)	421 934	(2.6)%	(2.9)%

ab-inbev.com	Press release – 30 October 2025 – 5

Key Markets Performance

United States: Michelob Ultra now the #1 brand in the industry; our portfolio continues to build momentum and gain market share

•	Operating performance:

o

3Q25: Revenue declined by 0.8% with revenue per hl increasing by 2.0% driven by revenue management initiatives and premiumization. Sales-to-retailers (STRs) declined by 2.5%, estimated to have outperformed a soft industry. Sales-to-wholesalers (STWs) declined by 2.7%. EBITDA increased by 0.4% with a margin improvement of 42bps, driven by productivity initiatives, even as we continued to increase our marketing investments to fuel momentum.

o

9M25: Revenue declined by 1.2%, with revenue per hl increasing by 1.8%. STRs declined by 3.1% and STWs were down by 3.0%, and we expect our STRs and STWs to converge on a full year basis. EBITDA increased by 1.1% with a margin improvement of 80bps.

•

Commercial highlights: Consistent execution and increased portfolio brand power drove our momentum with our business continuing to gain market share of the beer industry and the spirits-based ready-to-drink category, according to Circana. Our beer performance was led by Michelob Ultra, the #1 volume share gainer and now the leading brand by volume in the industry year-to-date, and Busch Light, which continued to be the #2 volume share gainer in the industry. We are the leaders in no-alcohol beer, with our portfolio growing revenue by double-digits, led by Michelob Ultra Zero which is the fastest growing no-alcohol beer brand in the industry year-to-date. In Beyond Beer, our portfolio momentum accelerated, with revenue growth in the mid-forties, led by Cutwater which grew revenue in the triple digits and was the #1 share gaining brand in the total spirits industry in August and September.

Mexico: Continued top-line growth driven by disciplined revenue management

•	Operating performance:

o

3Q25: Revenue increased by low-single digits, with mid-single digit revenue per hl growth driven by revenue management initiatives. Volumes decreased by low-single digits, underperforming the industry which was negatively impacted by a soft consumer environment and unseasonable weather. Our volumes improved sequentially through the quarter, both returning to growth and gaining market share in August and September. Disciplined revenue management choices and productivity initiatives partially offset transactional FX headwinds to deliver slight EBITDA growth.

o	9M25: Revenue grew by mid-single digits with revenue per hl growth of mid-single digits and flattish volumes, in-line with the industry. EBITDA grew by mid-single digits with margin expansion.

•

Commercial highlights: Our performance was led by our above core beer portfolio, which grew revenue by low-single digits driven by Modelo and Pacifico. We are leading the growth in no-alcohol beer, with Corona Cero growing volume by strong double-digits and Modelo Cero, an innovation launch earlier this year, already the #4 no-alcohol beer in the industry. We continue to progress our digital initiatives, with BEES Marketplace growing GMV by 26% versus 3Q24 and our digital DTC platform, TaDa Delivery, fulfilling 3.2 million orders year-to-date, a 5% increase versus 9M24.

ab-inbev.com	Press release – 30 October 2025 – 6

Colombia: Record high volume drove double-digit top-line and mid-single digit bottom-line growth

•	Operating performance:

o

3Q25: Revenue increased by low-teens with high-single digit revenue per hl growth, driven by revenue management initiatives. Volumes grew by low-single digits, with our portfolio estimated to have gained share of alcohol beverages. EBITDA grew by mid-single digits.

o	9M25: Revenue grew by high-single digits with high-single digit revenue per hl growth. Volumes increased by low-single digits. EBITDA grew by high-single digits with margin expansion.

•

Commercial highlights: The beer industry continued to grow and gain share of alcohol beverages this quarter according to our estimates. Our premium and super premium brands led our performance, delivering mid-teens volume growth and driving record high third quarter volumes. Our mainstream beer portfolio continued to grow, delivering low-single digit volume growth.

Brazil: Market share gain and disciplined revenue and cost management offset a soft industry to deliver flat EBITDA with margin expansion

•	Operating performance:

o

3Q25: Revenue declined by 1.9% with revenue per hl growth of 6.5% driven by revenue management initiatives and premiumization. Total volumes declined by 7.9%, with beer volume decreasing by 7.7%, estimated to have outperformed a soft industry, and non-beer volumes decreasing by 8.5%, with both industries impacted by unseasonable weather and a soft consumer environment. EBITDA increased by 0.1% with margin expansion of 68bps as disciplined revenue management choices and productivity initiatives more than offset transactional FX headwinds.

o

9M25: Revenue grew by 0.4% with revenue per hl growth of 4.9%. Total volumes declined by 4.3% with beer volumes declining by 5.3% and non-beer volumes declining by 1.6%. EBITDA increased by 6.5% with margin expansion of 195bps.

•

Commercial highlights: Our premium and super premium beer brands led our performance, delivering mid-teens volume growth and gaining share of the segment to now be the #1 premium brewer in the industry year-to-date, according to Nielsen. The market share trend of our mainstream portfolio improved sequentially through the quarter, however volumes were negatively impacted by a soft industry. Our portfolio of balanced choices drove incremental growth with volumes of our no-alcohol beer brands increasing by low-twenties and Stella Artois Gluten Free more than doubling. In non-beer, our low- and no-sugar portfolio continued to outperform, delivering low-twenties volume growth. We continue to progress our digital initiatives, with BEES Marketplace growing GMV by 88% versus 3Q24, and our digital DTC platform, Zé Delivery, reaching 5.4 million monthly active users.

Europe: Continued market share gains and premiumization drove flattish volumes and margin recovery

•	Operating performance:

o

3Q25: Revenue declined by low-single digits with flattish revenue per hl. Volumes were flattish, estimated to have outperformed a soft industry in 5 of our 6 key markets. EBITDA grew by low-single digits with margin recovery.

o

9M25: Revenue declined by low-single digits with slight revenue per hl growth driven by continued premiumization. Volume declined by low-single digits, estimated to have gained or maintained market share in all 6 of our key markets. EBITDA grew by mid-single digits with margin recovery.

ab-inbev.com	Press release – 30 October 2025 – 7

•

Commercial highlights: Market share gains and the continued premiumization of our portfolio drove flattish volumes, with our premium and super premium brands making up approximately 60% of our 3Q25 revenue. Our performance this quarter was driven by our megabrands, led by Corona, which delivered double-digit volume growth, and Stella Artois, which effectively activated the Perfect Serve campaign at the Wimbledon tennis tournament. The momentum of our no-alcohol beer portfolio continued, led by Corona Cero with mid-twenties volume growth, successfully compounding on the triple digit growth in 3Q24 following the Olympic Games.

South Africa: Continued momentum delivered mid-single digit top-line and high-single digit bottom-line growth

•	Operating performance:

o

3Q25: Revenue increased by mid-single digits with slight revenue per hl growth. Volumes grew by mid-single digits, supported by shipment phasing ahead of our October price increase, and estimated to have maintained share of beer and gained share of Beyond Beer. EBITDA grew by high-single digits with margin expansion.

o

9M25: Revenue increased by mid-single digits with revenue per hl growth of low-single digits. Volumes grew by low-single digits, estimated to have gained share in both beer and Beyond Beer. EBITDA grew by mid-single digits with margin expansion.

•

Commercial highlights: The beer industry continued to grow and gain share of alcohol beverages this quarter according to our estimates. Our performance was led by our core brands, which grew volumes by high-single digits driven by Carling Black Label. The momentum of our premium and super premium beer portfolio continued, with revenue growth of mid-single digits led by Stella Artois. In Beyond Beer, our portfolio grew volumes by mid-teens led by Flying Fish, Brutal Fruit and Redd’s.

China: Top- and bottom-line declined, impacted by volume performance

•	Operating performance:

o

3Q25: Volumes declined by 11.4%, underperforming the industry according to our estimates, with our performance impacted by continued weakness in our key regions and channels and inventory management. Revenue per hl declined by 4.3%, impacted by increased investments to expand our in-home presence and negative brand mix, resulting in a revenue decline of 15.2%. EBITDA declined by 16.9% as productivity initiatives partially offset the impact of operational deleverage.

o	9M25: Revenue declined by 11.3% with revenue per hl declining by 2.2% and volumes decreasing by 9.3%. EBITDA declined by 11.8%.

•

Commercial highlights: Industry volumes were estimated to have declined by low-single digits versus 3Q24, with a growing in-home channel outweighed by a soft on-premise. Our top priorities are to rebuild momentum and reignite growth. To achieve this, we are investing in our portfolio, innovation and mega platform activations, enhancing our route to market in the in-home channel, and expanding our footprint through targeted geographic expansion. As we move forward, our innovations will include the national rollout of Budweiser Magnum and launch of new packages for Budweiser and Corona such as the 1 liter can and a full-open lid can to bring the iconic lime ritual into the in-home occasion.

ab-inbev.com	Press release – 30 October 2025 – 8

Highlights from our other markets

•

Canada: Revenue was flattish this quarter with low-single digit revenue per hl growth. Our volumes outperformed the industry in both beer and Beyond Beer according to our estimates, declining by low-single digits. Our beer performance was led by Michelob Ultra, Busch and Corona which were three of the top five volume share gainers in the industry. In Beyond Beer, our market share gains were led by Cutwater and Mike’s Hard Lemonade.

•

Peru: Revenue grew by mid-single digits in 3Q25 with mid-single digit revenue per hl growth, driven by revenue management initiatives. Volumes grew by low-single digits, with our performance led by our above core beer and non-beer portfolios which both grew volumes in the teens.

•

Ecuador: Revenue grew by low-teens in 3Q25 with volumes increasing by high-single digits, cycling a soft industry in 3Q24. Growth was led by our above core beer brands which increased volume by strong double-digits.

•

Argentina: Volume declined by low-single digits in 3Q25, as overall consumer demand continued to be impacted by inflationary pressures. Since 1Q24, the definition of organic revenue growth in Argentina has been amended to cap the price growth to a maximum of 2% per month. Revenue grew by high-single digits on this basis.

•

Africa excluding South Africa: In Nigeria, revenue grew by mid-single digits in 3Q25, driven by revenue management initiatives in a highly inflationary environment. Beer volumes declined by low-twenties, estimated to have underperformed the industry which was impacted by a soft consumer environment. In our other markets in Africa, revenue grew in aggregate by low-teens and volumes were flattish as we cycled a strong performance in 3Q24.

•

South Korea: Revenue increased by mid-single digits in 3Q25 with mid-single digit revenue per hl growth driven by revenue management initiatives. Volumes were flattish, estimated to have outperformed the industry in both the on-premise and in-home channels, with top-line performance led by our megabrand Cass.

ab-inbev.com	Press release – 30 October 2025 – 9

Consolidated Income Statement

Figure 3. Consolidated income statement
in USD Mio	3Q24	3Q25	Organic growth
Revenue	15 046	15 133	0.9%
Cost of sales	(6 680)	(6 596)	0.4%
Gross profit	8 366	8 537	2.0%
SG&A	(4 490)	(4 535)	(0.5)%
Other operating income/(expenses)	215	203	(5.4)%
Normalized EBIT	4 091	4 205	3.2%
Non-underlying items above EBIT	(125)	55
Net finance income/(expense)	(1 043)	(1 165)
Non-underlying net finance income/(expense)	236	(947)
Share of results of associates	89	110
Non-underlying share of results of associates	-	-
Income tax expense	(758)	(726)
Profit	2 489	1 532
Profit attributable to non-controlling interest	418	478
Profit attributable to equity holders of AB InBev	2 071	1 054

Normalized EBITDA	5 424	5 594	3.3%
Underlying Profit	1 971	1 970

	9M24	9M25	Organic growth
Revenue	44 927	43 764	1.8%
Cost of sales	(20 100)	(19 198)	0.6%
Gross profit	24 827	24 566	3.7%
SG&A	(13 738)	(13 347)	(0.6)%
Other operating income/(expenses)	548	585	10.7%
Normalized EBIT	11 638	11 805	7.8%
Non-underlying items above EBIT	(244)	(39)
Net finance income/(expense)	(3 400)	(3 210)
Non-underlying net finance income/(expense)	(294)	(580)
Share of results of associates	226	246
Non-underlying share of results of associates	104	9
Income tax expense	(2 304)	(2 130)
Profit	5 725	6 100
Profit attributable to non-controlling interest	1 090	1 222
Profit attributable to equity holders of AB InBev	4 635	4 878

Normalized EBITDA	15 712	15 750	5.8%
Underlying Profit	5 291	5 526

Non-underlying items above EBIT & Non-underlying share of results of associates

Figure 4. Non-underlying items above EBIT & Non-underlying share of results of associates
in USD Mio	3Q24	3Q25	9M24	9M25

Restructuring	(38)	(20)	(97)	(68)
Business and asset disposal (incl. impairment losses)	(87)	94	(147)	47
Claims and legal costs	-	(18)	-	(18)
Non-underlying items in EBIT	(125)	55	(244)	(39)
Non-underlying share of results of associates	-	-	104	9

Normalized EBIT excludes positive non-underlying items of 55 million USD in 3Q25, mainly comprising of a gain of 96m US dollar recognized upon the disposal of assets held for sale in Barbados and other Caribbean islands and excludes negative non-underlying items of 39 million USD in 9M25. Non-underlying share of results from associates of 9M24 included the impact from our associate Anadolu Efes’ adoption of IAS 29 hyperinflation accounting on their 2023 results.

ab-inbev.com	Press release – 30 October 2025 – 10

Net finance income/(expense)

Figure 5. Net finance income/(expense)
in USD Mio	3Q24	3Q25	9M24	9M25

Net interest expense	(685)	(675)	(2 084)	(1 959)

Accretion expense and interest on pensions	(185)	(228)	(612)	(580)

Other financial results	(173)	(262)	(704)	(672)
Net finance income/(expense)	(1 043)	(1 165)	(3 400)	(3 210)

Non-underlying net finance income/(expense)

Figure 6. Non-underlying net finance income/(expense)
in USD Mio	3Q24	3Q25	9M24	9M25

Mark-to-market	236	(947)	(271)	(608)

Gain/(loss) on bond redemption and other	-	-	(23)	29
Non-underlying net finance income/(expense)	236	(947)	(294)	(580)

Non-underlying net finance expense in 3Q25 and 9M25 includes mark-to-market losses on derivative instruments entered into in order to hedge our share-based payment programs and shares issued in relation to the combination with Grupo Modelo and SAB.

The number of shares covered by the hedging of our share-based payment program, the deferred share instrument and the restricted shares are shown below, together with the opening and closing share prices.

Figure 7. Non-underlying equity derivative instruments
	3Q24	3Q25	9M24	9M25

Share price at the start of the period (Euro)	54.12	58.24	58.42	48.25
Share price at the end of the period (Euro)	59.38	50.80	59.38	50.80
Number of equity derivative instruments at the end of the period (in million)	100.5	100.5	100.5	100.5

Income tax expense

Figure 8. Income tax expense
in USD Mio	3Q24	3Q25	9M24	9M25

Income tax expense	758	726	2 304	2 130
Effective tax rate	24.0%	33.8%	29.9%	26.7%
Normalized effective tax rate	25.5%	25.1%	26.6%	25.4%

The 9M24, 3Q25 and 9M25 effective tax rates were negatively impacted by non-deductible losses from derivatives related to the hedging of share-based payment programs and of the shares issued in a transaction related to the combinations with Grupo Modelo and SAB, while the 3Q24 effective tax rate was positively impacted by non-taxable gains from these derivatives. Furthermore, the 9M25 effective tax rate included 56 million USD of non-underlying tax income, mainly reflecting 66m US dollar in income resulting from the renegotiation of the terms of the 2017 Brazilian Federal Tax Regularization Program. The 9M24 effective tax rate included 114 million USD of non-underlying tax expense.

The decrease in Normalized ETR in 3Q25 and 9M25 compared to 3Q24 and 9M24 was mainly driven by country mix.

Underlying EPS

Figure 9. Underlying EPS
in USD per share, except number of shares in million	3Q24	3Q25	9M24	9M25

Normalized EBITDA	2.71	2.82	7.84	7.93
Depreciation, amortization and impairment	(0.67)	(0.70)	(2.03)	(1.99)
Normalized EBIT	2.04	2.12	5.81	5.94
Net finance income/(expense)	(0.52)	(0.59)	(1.70)	(1.62)
Income tax expense	(0.39)	(0.38)	(1.09)	(1.10)
Associates & non-controlling interests	(0.17)	(0.16)	(0.43)	(0.47)
Hyperinflation impacts	0.02	0.01	0.06	0.03
Underlying EPS	0.98	0.99	2.64	2.78
Weighted average number of ordinary and restricted shares	2 004	1 986	2 004	1 986

ab-inbev.com	Press release – 30 October 2025 – 11

Reconciliation of IFRS and Non-IFRS Financial Measures

Profit attributable to equity holders and Underlying Profit

Figure 10. Underlying Profit
in USD Mio	3Q24	3Q25	9M24	9M25

Profit attributable to equity holders of AB InBev	2 071	1 054	4 635	4 878
Net impact of non-underlying items on profit	(133)	898	542	593
Hyperinflation impacts	33	18	114	54
Underlying Profit	1 971	1 970	5 291	5 526

Basic and Underlying EPS

Figure 11. Basic and Underlying EPS
in USD per share, except number of shares in million	3Q24	3Q25	9M24	9M25

Basic EPS	1.03	0.53	2.31	2.46
Net impact of non-underlying items	(0.07)	0.45	0.27	0.30
Hyperinflation impacts	0.02	0.01	0.06	0.03
Underlying EPS	0.98	0.99	2.64	2.78
FX translation impact	-	-	-	0.17
Underlying EPS in constant currency	0.98	0.99	2.64	2.95
Weighted average number of ordinary and restricted shares	2 004	1 986	2 004	1 986

Profit attributable to equity holders and Normalized EBITDA

Figure 12. Reconciliation of Normalized EBITDA to Profit attributable to equity holders of AB InBev
in USD Mio	3Q24	3Q25	9M24	9M25

Profit attributable to equity holders of AB InBev	2 071	1 054	4 635	4 878
Non-controlling interests	418	478	1 090	1 222
Profit	2 489	1 532	5 725	6 100
Income tax expense	758	726	2 304	2 130
Share of result of associates	(89)	(110)	(226)	(246)
Non-underlying share of results of associates	-	-	(104)	(9)
Net finance (income)/expense	1 043	1 165	3 400	3 210
Non-underlying net finance (income)/expense	(236)	947	294	580
Non-underlying items above EBIT (incl. impairment losses)	125	(55)	244	39
Normalized EBIT	4 091	4 205	11 638	11 805
Depreciation, amortization and impairment	1 333	1 390	4 074	3 945
Normalized EBITDA	5 424	5 594	15 712	15 750

Normalized EBITDA, Normalized EBIT and Underlying Profit are non-IFRS financial measures used by AB InBev to reflect the company’s underlying performance. Underlying EPS and constant currency Underlying EPS are non-IFRS financial measures that AB InBev believes are useful to investors because they facilitate comparisons of EPS from period to period.

Normalized EBITDA is calculated by adjusting profit attributable to equity holders of AB InBev to exclude: (i) non-controlling interest; (ii) income tax expense; (iii) share of results of associates; (iv) non-underlying share of results of associates; (v) net finance income or cost; (vi) non-underlying net finance income or cost; (vii) non-underlying items above EBIT; and (viii) depreciation, amortization and impairment.

Underlying Profit is calculated by adjusting profit attributable to equity holders of AB InBev to exclude: (i) non-underlying items and (ii) hyperinflation impacts. Underlying EPS is calculated as Underlying Profit divided by the weighted average number of ordinary and restricted shares. Constant currency Underlying EPS is calculated as Underlying EPS excluding the effects of foreign currency translation by translating current period figures using the exchange rates from the same period in the prior year.

Normalized EBITDA, Normalized EBIT and Underlying Profit are not accounting measures under IFRS and should not be considered as an alternative to profit attributable to equity holders as a measure of operational performance, or an alternative to cash flow as a measure of liquidity. Underlying EPS and constant currency Underlying EPS are not accounting measures under IFRS and should not be considered as alternatives to earnings per share as a measure of operating performance on a per share basis. These non-IFRS financial measures do not have a standard calculation method and AB InBev’s definition of Normalized EBITDA, Normalized EBIT, Underlying Profit, Underlying EPS and constant currency Underlying EPS may not be comparable to that of other companies.

ab-inbev.com	Press release – 30 October 2025 – 12

Interim 2025 dividend

The AB InBev Board of Directors has approved an interim dividend of 0.15 EUR per share for the fiscal year 2025. In line with the Company’s financial discipline and deleveraging objectives, the interim dividend balances the Company’s capital allocation priorities and dividend policy while returning cash to shareholders. A timeline showing the ex-dividend, record and payment dates can be found below:

Interim dividend timeline
	Ex-dividend date	Record Date	Payment date
Euronext	18 November 2025	19 November 2025	20 November 2025
MEXBOL	18 November 2025	19 November 2025	20 November 2025
JSE	17 November 2025	19 November 2025	20 November 2025
NYSE (ADR program)	19 November 2025	19 November 2025	17 December 2025
Restricted Shares	18 November 2025	19 November 2025	20 November 2025

ab-inbev.com	Press release – 30 October 2025 – 13

Recent Events

Announcement of 6 Billion USD share buyback program to be executed within the next 24 months

On 29 October 2025, the AB InBev Board of Directors approved a 6 billion USD share buyback program to be executed within the next 24 months1. Based on the closing price of AB InBev’s ordinary shares on the Euronext Brussels on 29 October, this amount represented approximately 97.3 million shares. Such number of shares will fluctuate depending on share price movements. The share buyback program will be implemented in accordance with industry best practices and in compliance with the applicable buyback rules and regulations. To this end, an independent financial intermediary will be appointed to repurchase on the basis of a discretionary mandate. The precise timing of the repurchase of shares pursuant to the program will depend on a variety of factors including market conditions. During the share buyback program, the company will regularly publish press releases with updates on the progress made (if any) as required by law. This information will also be available on the investor relations pages of our website under the return of capital program section (https://www.ab-inbev.com/investors/share-information/return-of-capital-program). Our current intention is to hold the shares acquired as treasury shares to fulfil future share delivery commitments under the stock ownership plans and/or, subject to approval by the General Meeting of Shareholders to be held on 29 April 2026, to cancel the shares through a capital reduction. The program will be executed under the powers granted at the General Meeting of Shareholders on 28 April 2021 to be renewed, subject to approval, by the General Meeting of Shareholders of 29 April 2026.

Announcement of 2 Billion USD bond redemption

On 30 October 2025, the company announced the redemption of approximately 2 billion USD of outstanding bonds. Additional details will be provided in the press release section of our website at https://www.ab-inbev.com/news-media/press-releases/.

1 Repurchases after 31 May 2026, if any, will be subject to renewal of the share buy-back powers by the Company’s General Meeting of Shareholders to be held on 29 April 2026.

ab-inbev.com	Press release – 30 October 2025 – 14

Notes

To facilitate the understanding of AB InBev’s underlying performance, the analyses of growth, including all comments in this press release, unless otherwise indicated, are based on organic growth and normalized numbers. In other words, financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scope changes. Since 1Q24, the definition of organic revenue growth has been amended to cap the price growth in Argentina to a maximum of 2% per month (26.8% year-over-year). Corresponding adjustments are made to all income statement related items in the organic growth calculations through scope changes. Scope changes also represent the impact of acquisitions and divestitures, the start or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. The organic growth of our global brands, Budweiser, Stella Artois, and Corona excludes exports to Australia for which a perpetual license was granted to a third party upon disposal of the Australia operations in 2020. All references per hectoliter (per hl) exclude US non-beverage activities. Whenever presented in this document, all performance measures (EBITDA, EBIT, profit, tax rate, EPS) are presented on a “normalized” basis, which means they are presented before non-underlying items. Non-underlying items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as an indicator of the Company’s performance. We are reporting the results from Argentina applying hyperinflation accounting since 3Q18. The IFRS rules (IAS 29) require us to restate the year-to-date results for the change in the general purchasing power of the local currency, using official indices before converting the local amounts at the closing rate of the period. In 3Q25, we reported a negative impact from hyperinflation accounting on the profit attributable to equity holders of AB InBev of (18) million USD. The impact in 3Q25 Basic EPS was (0.01) USD. Values in the figures and annexes may not add up, due to rounding. 3Q25 and 9M25 EPS is based upon a weighted average of 1 986 million shares compared to a weighted average of 2 004 million shares for 3Q24 and 9M24.

Legal disclaimer

This release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include statements other than historical facts and include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “ambition”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including, but not limited to the risks and uncertainties relating to AB InBev that are described under Item 3.D of AB InBev’s Annual Report on Form 20-F filed with the SEC on 12 March 2025. Many of these risks and uncertainties are, and will be, exacerbated by any further worsening of the global business and economic environment, including as a result of foreign currency exchange rate fluctuations and ongoing geopolitical conflicts. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F and other reports furnished on Form 6-K, and any other documents that AB InBev has made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The nine months 2025 (9M25) financial data set out in Figure 1 (except for the volume information), Figures 3 to 6, 8, 10 and 12 of this press release have been extracted from the group’s unaudited condensed consolidated interim financial statements as of and for the nine-month period ended 30 September 2025, which have been reviewed by our statutory auditors PwC Bedrijfsrevisoren BV/Réviseurs d’Entreprises SRL in accordance with the standards of the Public Company Accounting Oversight Board (United States). The third quarter 2025 (3Q25) financial data set out in Figure 1 (except for the volume information), Figures 3 to 6, 8, 10 and 12, and the financial data included in Figures 7, 9 and 11 of this press release have been extracted from the underlying accounting records as of and for the nine-month period ended 30 September 2025. References in this document to materials on our websites, such as www.ab-inbev.com, are included as an aid to their location and are not incorporated by reference into this document.

ab-inbev.com	Press release – 30 October 2025 – 15

Conference call and webcast

Investor Conference call and webcast on Thursday, 30 October 2025:

2.00pm Brussels / 1.00pm London / 9.00am New York

Registration details:

Webcast (listen-only mode):

AB InBev 3Q25 Results Webcast

To join by phone, please use one of the following two phone numbers:

Toll-Free: +1-877-407-8029

Toll: +1-201-689-8029

Investors	Media

Shaun Fullalove	Media Relations
E-mail: shaun.fullalove@ab-inbev.com	E-mail: media.relations@ab-inbev.com

Ekaterina Baillie
E-mail: ekaterina.baillie@ab-inbev.com

Patrick Ryan
E-mail: patrick.ryan@ab-inbev.com

About AB InBev

Anheuser-Busch InBev (AB InBev) is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). As a company, we dream big to create a future with more cheers. We are always looking to serve up new ways to meet life’s moments, move our industry forward and make a meaningful impact in the world. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona®, Stella Artois® and Michelob Ultra®; multi-country brands Beck’s®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 144 000 colleagues based in nearly 50 countries worldwide. For 2024, AB InBev’s reported revenue was 59.8 billion USD (excluding JVs and associates).

ab-inbev.com	Press release – 30 October 2025 – 16

Annex 1: Segment reporting (3Q)

AB InBev Worldwide	3Q24	Scope	Currency Translation	Organic Growth	3Q25	Organic Growth
Volumes	148 039	(237)	-	(5 483)	142 319	(3.7)%
Revenue	15 046	(59)	9	136	15 133	0.9%
Cost of sales	(6 680)	34	23	28	(6 596)	0.4%
Gross profit	8 366	(25)	32	164	8 537	2.0%
SG&A	(4 490)	(16)	(6)	(23)	(4 535)	(0.5)%
Other operating income/(expenses)	215	(8)	7	(11)	203	(5.4)%
Normalized EBIT	4 091	(49)	33	129	4 205	3.2%
Normalized EBITDA	5 424	(51)	45	177	5 594	3.3%
Normalized EBITDA margin	36.0%				37.0%	85bps

North America	3Q24	Scope	Currency Translation	Organic Growth	3Q25	Organic Growth
Volumes	22 764	(271)	-	(597)	21 896	(2.7)%
Revenue	3 867	(74)	(2)	(26)	3 765	(0.7)%
Cost of sales	(1 602)	56	1	45	(1 500)	2.9%
Gross profit	2 265	(18)	(2)	19	2 264	0.8%
SG&A	(1 094)	(20)	0	(7)	(1 121)	(0.6)%
Other operating income/(expenses)	8	-	0	(5)	3	(68.9)%
Normalized EBIT	1 179	(39)	(1)	7	1 146	0.6%
Normalized EBITDA	1 358	(39)	(1)	5	1 323	0.4%
Normalized EBITDA margin	35.1%				35.1%	37bps

Middle Americas	3Q24	Scope	Currency Translation	Organic Growth	3Q25	Organic Growth
Volumes	37 107	(51)	-	(141)	36 915	(0.4)%
Revenue	4 103	6	41	174	4 325	4.2%
Cost of sales	(1 462)	(2)	(10)	(53)	(1 527)	(3.6)%
Gross profit	2 641	4	31	121	2 797	4.6%
SG&A	(936)	(27)	(13)	16	(960)	1.7%
Other operating income/(expenses)	3	(0)	0	(2)	1	(85.8)%
Normalized EBIT	1 707	(23)	18	136	1 838	8.0%
Normalized EBITDA	2 068	(25)	21	106	2 170	5.2%
Normalized EBITDA margin	50.4%				50.2%	45bps

South America	3Q24	Scope	Currency Translation	Organic Growth	3Q25	Organic Growth
Volumes	39 502	-	-	(2 580)	36 922	(6.5)%
Revenue	2 932	(54)	(136)	59	2 802	2.0%
Cost of sales	(1 502)	29	87	(26)	(1 413)	(1.8)%
Gross profit	1 430	(25)	(49)	33	1 389	2.3%
SG&A	(870)	10	48	(28)	(841)	(3.2)%
Other operating income/(expenses)	104	(12)	3	4	100	4.8%
Normalized EBIT	664	(26)	2	9	648	1.4%
Normalized EBITDA	908	(24)	(6)	3	881	0.4%
Normalized EBITDA margin	31.0%				31.5%	(48)bps

ab-inbev.com	Press release – 30 October 2025 – 17

EMEA	3Q24	Scope	Currency Translation	Organic Growth	3Q25	Organic Growth
Volumes	24 039	85	-	25	24 149	0.1%
Revenue	2 351	(8)	111	70	2 524	3.0%
Cost of sales	(1 188)	6	(57)	(5)	(1 244)	(0.4)%
Gross profit	1 163	(2)	54	65	1 280	5.7%
SG&A	(689)	(17)	(35)	(20)	(760)	(2.9)%
Other operating income/(expenses)	47	4	3	4	59	8.7%
Normalized EBIT	521	(15)	22	50	579	9.9%
Normalized EBITDA	780	(15)	35	58	859	7.6%
Normalized EBITDA margin	33.2%				34.0%	148bps

Asia Pacific	3Q24	Scope	Currency Translation	Organic Growth	3Q25	Organic Growth
Volumes	24 514	-	-	(2 213)	22 301	(9.0)%
Revenue	1 691	0	(6)	(153)	1 533	(9.0)%
Cost of sales	(797)	(8)	3	84	(718)	10.4%
Gross profit	894	(8)	(2)	(69)	814	(7.8)%
SG&A	(580)	(10)	2	43	(546)	7.2%
Other operating income/(expenses)	27	-	-	6	32	20.8%
Normalized EBIT	340	(18)	(0)	(21)	300	(6.4)%
Normalized EBITDA	503	(18)	(1)	(32)	452	(6.6)%
Normalized EBITDA margin	29.8%				29.5%	77bps

Global Export and Holding Companies	3Q24	Scope	Currency Translation	Organic Growth	3Q25	Organic Growth
Volumes	112	-	-	23	136	20.6%
Revenue	102	71	1	12	185	11.4%
Cost of sales	(129)	(47)	(1)	(17)	(194)	(13.3)%
Gross profit	(27)	24	0	(5)	(8)	(20.8)%
SG&A	(320)	49	(8)	(27)	(307)	(10.4)%
Other operating income/(expenses)	26	0	0	(18)	8	(68.4)%
Normalized EBIT	(321)	72	(7)	(51)	(306)	(19.4)%
Normalized EBITDA	(194)	70	(3)	36	(91)	26.6%

ab-inbev.com	Press release – 30 October 2025 – 18

Annex 2: Segment reporting (9M)

AB InBev Worldwide	9M24	Scope	Currency Translation	Organic Growth	9M25	Organic Growth
Volumes	433 877	(736)	-	(11 207)	421 934	(2.6)%
Revenue	44 927	(190)	(1 777)	805	43 764	1.8%
Cost of sales	(20 100)	(5)	793	114	(19 198)	0.6%
Gross profit	24 827	(196)	(984)	919	24 566	3.7%
SG&A	(13 738)	(35)	504	(78)	(13 347)	(0.6)%
Other operating income/(expenses)	548	5	(26)	57	585	10.7%
Normalized EBIT	11 638	(225)	(505)	898	11 805	7.8%
Normalized EBITDA	15 712	(225)	(647)	909	15 750	5.8%
Normalized EBITDA margin	35.0%				36.0%	138bps

North America	9M24	Scope	Currency Translation	Organic Growth	9M25	Organic Growth
Volumes	66 756	(745)	-	(1 896)	64 115	(2.9)%
Revenue	11 324	(200)	(40)	(111)	10 973	(1.0)%
Cost of sales	(4 752)	147	14	144	(4 447)	3.2%
Gross profit	6 572	(53)	(27)	33	6 525	0.5%
SG&A	(3 280)	(29)	14	(0)	(3 295)	(0.0)%
Other operating income/(expenses)	(1)	-	1	25	26	-
Normalized EBIT	3 291	(82)	(11)	58	3 256	1.8%
Normalized EBITDA	3 822	(82)	(14)	55	3 781	1.5%
Normalized EBITDA margin	33.8%				34.5%	84bps

Middle Americas	9M24	Scope	Currency Translation	Organic Growth	9M25	Organic Growth
Volumes	111 179	(51)	-	(310)	110 818	(0.3)%
Revenue	12 677	(19)	(758)	549	12 449	4.3%
Cost of sales	(4 641)	(32)	263	17	(4 393)	0.4%
Gross profit	8 036	(51)	(495)	566	8 055	7.1%
SG&A	(3 002)	(11)	179	(26)	(2 858)	(0.9)%
Other operating income/(expenses)	26	(0)	(1)	(10)	15	(36.8)%
Normalized EBIT	5 060	(61)	(317)	530	5 212	10.6%
Normalized EBITDA	6 172	(63)	(383)	451	6 177	7.4%
Normalized EBITDA margin	48.7%				49.6%	140bps

South America	9M24	Scope	Currency Translation	Organic Growth	9M25	Organic Growth
Volumes	115 818	-	-	(3 806)	112 011	(3.3)%
Revenue	8 950	(40)	(1 036)	435	8 309	4.9%
Cost of sales	(4 515)	(70)	548	(140)	(4 176)	(3.1)%
Gross profit	4 435	(110)	(487)	295	4 132	6.7%
SG&A	(2 787)	(16)	335	(85)	(2 553)	(3.0)%
Other operating income/(expenses)	319	(9)	(27)	18	302	6.2%
Normalized EBIT	1 967	(135)	(180)	228	1 881	11.9%
Normalized EBITDA	2 742	(131)	(268)	236	2 580	8.8%
Normalized EBITDA margin	30.6%				31.1%	113bps

ab-inbev.com	Press release – 30 October 2025 – 19

EMEA	9M24	Scope	Currency Translation	Organic Growth	9M25	Organic Growth
Volumes	68 921	162	-	(10)	69 073	(0.0)%
Revenue	6 579	(7)	127	278	6 978	4.3%
Cost of sales	(3 403)	19	(62)	(77)	(3 523)	(2.3)%
Gross profit	3 176	12	65	202	3 454	6.4%
SG&A	(1 994)	(54)	(44)	(40)	(2 131)	(2.0)%
Other operating income/(expenses)	126	14	4	16	159	11.1%
Normalized EBIT	1 308	(27)	25	177	1 483	13.9%
Normalized EBITDA	2 070	(27)	40	200	2 283	9.8%
Normalized EBITDA margin	31.5%				32.7%	166bps

Asia Pacific	9M24	Scope	Currency Translation	Organic Growth	9M25	Organic Growth
Volumes	70 958	(93)	-	(5 200)	65 665	(7.3)%
Revenue	5 074	(6)	(71)	(356)	4 641	(7.0)%
Cost of sales	(2 381)	(17)	32	192	(2 174)	8.0%
Gross profit	2 694	(23)	(39)	(164)	2 466	(6.1)%
SG&A	(1 575)	(13)	23	77	(1 487)	4.9%
Other operating income/(expenses)	82	0	(0)	(9)	73	(11.4)%
Normalized EBIT	1 202	(36)	(16)	(96)	1 053	(8.2)%
Normalized EBITDA	1 689	(36)	(22)	(123)	1 508	(7.4)%
Normalized EBITDA margin	33.3%				32.5%	(12)bps

Global Export and Holding Companies	9M24	Scope	Currency Translation	Organic Growth	9M25	Organic Growth
Volumes	244	(9)	-	16	252	6.9%
Revenue	323	82	1	10	416	3.5%
Cost of sales	(408)	(51)	(2)	(22)	(484)	(5.9)%
Gross profit	(86)	31	(0)	(12)	(68)	(13.1)%
SG&A	(1 101)	86	(3)	(5)	(1 023)	(0.5)%
Other operating income/(expenses)	(5)	0	(2)	17	11	-
Normalized EBIT	(1 191)	117	(5)	0	(1 079)	0.0%
Normalized EBITDA	(784)	114	(1)	91	(580)	13.2%

ab-inbev.com	Press release – 30 October 2025 – 20